Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-172554 and 333-172554-01
The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED OCTOBER 24, 2011
PRICING SUPPLEMENT NO. 2011—MTNDG0132 DATED NOVEMBER     , 2011
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Bearish Buffer Notes Linked Inversely to the S&P MidCap 400® Index and the Russell 2000® Index
due November     , 2013
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
¾	The notes will mature on November , 2013 (expected to be November 7, 2013). We will not make any payments on the notes prior to maturity.
¾	The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The stated principal amount and original issue price is $1,000 per note.
¾
The notes are based upon a weighted basket (which we refer to as the “underlying basket”) composed of the S&P MidCap 400® Index (60% weighting) and the Russell 2000® Index (40% weighting) (which we refer to collectively as the “basket components” and each as a “basket component”). The notes offer short exposure to the underlying basket, meaning that the notes will provide an enhanced positive return (subject to a cap) if the closing value of the underlying basket declines from the pricing date to the valuation date and a negative return (subject to a buffer) if the closing value of the underlying basket increases from the pricing date to the valuation date.

¾
Your payment at maturity will be based inversely on the percentage change in the closing value of the underlying basket from November     , 2011 (expected to be November 4, 2011), the date on which the notes are priced for initial sale to the public (which we refer to as the “pricing date”), to November     , 2013 (expected to be November 4, 2013), subject to postponement for non-underlying basket business days and market disruption events (which we refer to as the “valuation date”), and will equal $1,000 per note plus a note return amount described below that may be positive, zero or negative.  The payment at maturity may be greater than, equal to or less than the $1,000 stated principal amount per note but will be no less than $150 per note, subject to the credit risk of Citigroup Inc.

¾
If the closing value of the underlying basket on the valuation date (which we refer to as the “ending basket value”) is less than the starting basket value, which will be set at 100 on the pricing date (the “starting basket value”), at maturity you will receive for each note you then hold the $1,000 stated principal amount plus a note return amount equal to the product of (i) $1,000, (ii) the basket return percentage (as defined below) and (iii) the downside participation rate of 200%, subject to a maximum note return amount of 28% to 33% (to be determined on the pricing date) of the stated principal amount per note.  Therefore, in no event will your payment at maturity be more than $1,280 to $1,330 (to be determined on the pricing date) per note.

¾
If the ending basket value is greater than or equal to the starting basket value but less than or equal to 115% of the starting basket value, the note return amount will be zero and at maturity you will receive for each note you then hold the $1,000 stated principal amount.

¾
If the ending basket value is greater than 115% of the starting basket value (representing an increase of more than 15% from the starting basket value), at maturity you will receive for each note you then hold the $1,000 stated principal amount plus a note return amount (which will be negative) equal to the product of (i) $1,000 and (ii) the basket return percentage (which will be negative) plus 15%, subject to a minimum payment at maturity of $150 per note.

¾
The “basket return percentage” will be equal to (i) the starting basket value minus the ending basket value divided by (ii) the starting basket value. The basket return percentage will be positive if the ending basket value is less than the starting basket value and negative if the ending basket value is greater than the starting basket value.

¾	At maturity you could receive an amount per note that is up to 85% less than the stated principal amount per note.
¾	Investing in the notes is not equivalent to investing or taking a short position directly in the underlying basket, the basket components or the stocks that constitute the basket components.
¾	The notes will not be listed on any exchange.
Investing in the notes involves a number of risks.  See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.  The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  All payments on the notes are subject to the credit risk of Citigroup Inc.  The return of the stated principal amount of the notes at maturity is not guaranteed.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$ 1,000.00	$
Underwriting Fee(1)	$ 7.50	$
Proceeds to Citigroup Funding Inc.(2)	$ 992.50	$

(1)
Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of up to $7.50 for each $1,000 note sold in this offering.  The actual per note underwriting fee will be equal to the selling concession provided to selected dealers as described in the next sentence.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a variable selling concession of up to $7.50 for each $1,000 note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

(2)
The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $7.50.  As noted in the preceding paragraph, the underwriting fee is variable.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about November        , 2011.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A
What Are the Notes?

The Bearish Buffer Notes Linked Inversely to the S&P MidCap 400® Index and the Russell 2000® Index due November     , 2013, or the “notes,” are investments linked inversely to the performance of a weighted basket (which we refer to as the “underlying basket”) composed of the S&P MidCap 400® Index (60% weighting) and the Russell 2000® Index (40% weighting) (which we refer to collectively as the “basket components” and each as a “basket component”).  The notes offer short exposure to the underlying basket, with a potential positive return at maturity based on an enhanced downside participation in any decrease in the closing value of the underlying basket from the pricing date to the valuation date, subject to the maximum note return amount of 28% to 33% (to be determined on the pricing date) of the stated principal amount per note (the “maximum note return amount”), while also providing protection against an increase of 15% or less in the closing value of the underlying basket from the pricing date to the valuation date and a limited buffer against an increase of more than 15% in the closing value of the underlying basket from the pricing date to the valuation date.  The notes do not pay periodic interest or dividends.  The return on the notes, if any, will be based upon the closing value of the underlying basket on the valuation date.  At maturity, you could receive an amount that is up to 85% less than the $1,000 stated principal amount per note.

At maturity you will receive for each note you hold a payment at maturity, which may be greater than, equal to or less than the stated principal amount of the notes. The payment at maturity will be based inversely on the percentage change in the closing value of the underlying basket from the pricing date to the valuation date.  On any date, the closing value of the underlying basket will equal the sum of the products of the closing level of each basket component on that date and the multiplier for that basket component.  The multiplier for each basket component will be determined on the pricing date and will be equal to (i) 100 times the basket component weighting of the relevant basket component divided by (ii) the closing level of that basket component on the pricing date (which we refer to as the “starting basket component level”).  The “basket return percentage” will be equal to (i) the starting basket value minus the ending basket value divided by (ii) the starting basket value. The basket return percentage will be positive if the ending basket value is less than the starting basket value and negative if the ending basket value is greater than the starting basket value.  Each multiplier will remain constant for the term of the notes.  The “starting basket value” will be set at 100 on the pricing date.  We refer to the closing value of the underlying basket on the valuation date as the “ending basket value.”

•
If the ending basket value is less than the starting basket value, your payment at maturity will equal the $1,000 stated principal amount per note plus a note return amount equal to the product of (i) $1,000, (ii) the basket return percentage and (iii) the downside participation rate of 200%, subject to the maximum note return amount.  In no event will your payment at maturity be more than $1,280 to $1,330 per note (to be determined on the pricing date).

•
If the ending basket value is greater than or equal to the starting basket value but less than or equal to 115% of the starting basket value, the note return amount will be zero and your payment at maturity will equal the $1,000 stated principal amount per note.

•
If the ending basket value is greater than 115% of the starting basket value (representing an increase of more than 15% from the starting basket value), your payment at maturity will equal the $1,000 stated principal amount per note plus a note return amount (which will be negative) equal to the product of (i) $1,000 and (ii) the sum of (a) the basket return percentage (which will be negative) and (b) 15%, subject to a minimum payment at maturity of $150 per note.  Thus, if the ending basket value is greater than 115% of the starting basket value (regardless of the closing value of the underlying basket at any other time during the term of the notes), your payment at maturity will be less than the $1,000 stated principal amount per note.  At maturity you could receive an amount that is up to 85% less than the stated principal amount per note.

The notes will mature on November     , 2013 (expected to be November 7, 2013) and do not provide for earlier redemption by you or by us.  The valuation date will be November    , 2013 (expected to be November 4, 2013), subject to postponement for non-underlying basket business days and market disruption events.  The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. (“Citigroup Funding”), the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment at maturity is not guaranteed.  All payments on the notes are subject to the credit risk of Citigroup Inc.  Each note represents a stated principal amount of $1,000.

You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.  Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Is the Underlying Basket, and How Is the Closing Value of the Underlying Basket Calculated?

The underlying basket is composed of the S&P MidCap 400® Index and the Russell 2000® Index, each having the weighting indicated in the table below.  Your payment at maturity is based inversely on the percentage change in the closing value of the underlying basket from the pricing date to the valuation date.  On any date, the closing value of the underlying basket will equal the sum of the products of each basket component’s closing level on that date and its multiplier.  The multiplier for each basket component will be determined on the pricing date and will be equal to (i) 100 times the basket component weighting of the relevant basket component divided by (ii) the relevant starting basket component level.  You should read the more detailed descriptions of the basket components in this pricing supplement under the sections “Description of the S&P MidCap 400® Index” and “Description of the Russell 2000® Index” for more information.

Underlying Basket Information
Basket Component	Bloomberg ticker symbol	Basket component weighting	Starting basket component level	Multiplier
S&P MidCap 400® Index	MID	60%
Russell 2000® Index	RTY	40%

The graph above does not attempt to show your expected return on an investment in the notes at maturity. You cannot predict the future performance of any of the basket components or of the underlying basket as a whole, or whether negative performance of one of the basket components will be offset by positive performance of the other basket component, based on their historical performance.

The historical closing values of the underlying basket shown in the graph above are calculated by setting the starting basket value at 100 on the starting date of the graph of January 3, 2006. The actual starting basket value, however, will be set at 100 on the pricing date. If the historical closing values of the underlying basket were calculated using a different starting date on which the basket level was set at 100, they would differ from those shown in the above illustration.

What Will I Receive at Maturity of the Notes?

The notes will mature on November     , 2013 (expected to be November 7, 2013).  At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus an amount we refer to as the “note return amount,” which may be positive, zero or negative.  Because the note return amount may be negative, your payment at maturity could be significantly less than the $1,000 stated principal amount per note, but will be no less than $150 per note, subject to the credit risk of Citigroup Inc.  See “How Will the Note Return Amount Be Calculated?” for a more detailed description of your payment at maturity.

Will I Receive Interest or Dividends on the Notes?

No.  We will not make any periodic payments of interest on the notes.  In addition, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the basket components. You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.

How Will the Note Return Amount Be Calculated?

The calculation of the “note return amount” depends on whether the basket return percentage is positive, zero or negative:

•
Because the notes offer short exposure to the underlying basket, the basket return percentage will be positive if the ending basket value is less than the starting basket value and negative if the ending basket value is greater than the starting basket value.

•	If the basket return percentage is positive, the note return amount will be positive and will equal:

$1,000 × basket return percentage × downside participation rate, subject to the maximum note return amount

The “downside participation rate” equals 200%.  Because the maximum note return amount is 28% to 33% (to be determined on the pricing date) of the stated principal amount of the notes, in no event will the amount you receive at maturity exceed $1,280 to $1,330 (to be determined on the pricing date) per note.

•	If the basket return percentage is from and including 0% to and including –15%, the note return amount will be zero, and your payment at maturity will be $1,000 per note.

•	If the basket return percentage is less than –15%, the note return amount will be negative and will equal:

$1,000 × (basket return percentage + 15%),
subject to the minimum payment at maturity of $150 per note

Thus, if the closing value of the underlying basket increases by more than 15% from the pricing date to the valuation date, the basket return percentage and the note return amount will be negative and your payment at maturity will be less than the $1,000 stated principal amount per note and could be as low as $150 per note.

How Will the Basket Return Percentage Be Calculated?

The “basket return percentage” will equal the following fraction:

starting basket value – ending basket value
starting basket value

For more specific information about the note return amount, the basket return percentage and the effect of an occurrence of a non-underlying basket business day or market disruption event on the determination of the note return amount and the basket return percentage, please see “Description of the Notes—Note Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Principal?

Yes.  If the ending basket value is greater than 115% of the starting basket value, your payment at maturity will be less than the $1,000 stated principal amount per note, and you may receive as little as $150 per note.  This will be true even if the closing value of the underlying basket is less than the starting basket value at one or more times during the term of the notes.  Even if the ending basket value is less than the starting basket value, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.  You should refer to “Risk Factors Relating to the Notes—Potential for a Lower Comparative Yield” in this pricing supplement.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For examples of hypothetical payments at maturity, see “Description of the Notes—What You Could Receive at Maturity—Hypothetical Examples” in this pricing supplement.

Who Publishes the Basket Components and What Do They Measure?

Unless otherwise stated, all information on the basket components provided in this pricing supplement is derived from publicly available sources.

The S&P MidCap 400® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”) and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $4.4 billion. For further information on the S&P MidCap 400® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P MidCap 400® Index” in this pricing supplement.

The Russell 2000® Index is calculated, maintained and published by Russell Investment Group (“Russell”) and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets.  The Russell 2000® Index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000® Index.  For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the basket components.  See “—Will I Receive Interest or Dividends on the Notes?” above.

How Have the Basket Components Performed Historically?

We have provided a table showing the high and low closing levels, as well as end-of-period closing levels, of the S&P MidCap 400® Index and the Russell 2000® Index for each quarter in the period from January 3, 2006 to October 21, 2011 as well as a graph showing the daily closing levels of each basket component on each day such closing levels were available from January 3, 2006 to October 21, 2011. You can find the table and the graphs in the sections “Description of the S&P MidCap 400® Index—Historical Data on the S&P MidCap 400® Index” and “Description of the Russell 2000® Index—Historical Data on the Russell 2000® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the basket components in recent years. However, past performance is not indicative of how the basket components will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Each holder, by purchasing the Notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes.  There is uncertainty regarding this tax treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Assuming this treatment of the Notes is respected and subject to the discussion in “Certain United States Federal Tax Considerations” in this pricing supplement, the following U.S. federal income tax consequences should result under current law:

▪	A U.S. holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale or exchange.

▪
Upon sale, exchange or settlement of the Notes at maturity, a U.S. holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s tax basis in the Notes.  Such gain or loss should be long-term capital gain or loss if the investor has held the Notes for more than one year.

Under current law, non-U.S. holders generally will not be subject to U.S. federal income or withholding tax with respect to amounts received on the sale, exchange or settlement of the Notes.  Special rules apply to non-U.S. holders who are present in the United States for 183 days or more in a taxable year or whose gain on the Notes is effectively connected with the conduct of a U.S. trade or business.

In addition, in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the Notes should read the discussion under “Certain United States Federal Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc. (“Citigroup Global Markets”), is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Citigroup Global Markets will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets will make determinations with respect to the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the stocks that constitute the basket components and/or in instruments, such as options, swaps or futures, related to the basket components and/or the stocks that constitute the basket components. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” and “Risk Factors Relating to the Notes—Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.  However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.  Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the notes pay no interest and your payment at maturity will be based inversely on the percentage change in the closing value of the underlying basket from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the closing value of the underlying basket and other events that are difficult to predict and beyond our control.

The Notes Do Not Pay Interest, and You May Lose up to 85% of the Stated Principal Amount

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and provide a minimum payment at maturity of only 15% of the stated principal amount of the notes, subject to the credit risk of Citigroup Inc. If the ending basket value is greater than 115% of the starting basket value, you will receive for each note that you hold a payment at maturity that is less than the stated principal amount of that note by an amount proportionate to the increase in the closing value of the underlying basket from the pricing date to the valuation date, plus $150 per note. Thus, you may lose up to 85% of the stated principal amount of each note.

The Note Return Amount Will Be Limited

The maximum note return amount will be 28% to 33% (to be determined on the pricing date) of the stated principal amount per note.  This means the maximum payment at maturity you could potentially receive will be $1,280 to $1,330 (to be determined on the pricing date) per note.  If the ending basket value declines from the starting basket value by more than 28% to 33%  (to be determined on the pricing date), the notes may provide less opportunity for appreciation than an investment in a similar security that is linked to the depreciation of the underlying basket and not subject to a maximum note return amount or a direct short position in the basket components or the stocks held by the basket components.  Additionally, any decrease in the ending basket value from the starting basket value by more than 14.0% to 16.5% (to be determined on the pricing date) of the starting basket value will not increase the return on the notes.

Volatility of the Basket Components

Historically, the levels of the S&P MidCap 400® Index and the Russell 2000® Index have been volatile. From January 3, 2006 to October 21, 2011, the closing level of the S&P MidCap 400® Index has been as low as 404.62 and as high as 1,015.26 and the closing level of the Russell 2000® Index has been as low as 343.26 and as high as 865.29.  The volatility of the basket components may result in your receiving a payment at maturity that is less than the $1,000 stated principal amount of each note and possibly as low as $150 per note, even if the underlying basket has depreciated over one or more other periods during the term of the notes.

Potential for a Lower Comparative Yield

The notes do not pay any periodic interest.  As a result, if the ending basket value does not decrease sufficiently from the starting basket value, taking into account the downside participation rate, the effective yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market, including: the level and volatility (frequency and magnitude of changes in level or price) of the basket components and the stocks that constitute the basket components, the dividend yield of the stocks that constitute the basket components, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the basket components or equities markets generally and that may affect the closing levels of the basket components, interest and yield rates in the market, time remaining until thenotes mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The closing levels of the basket components may be, and have recently been, extremely volatile, and we can give you no assurance that this volatility will lessen.  See “Description of the S&P MidCap 400® Index—Historical Data on the S&P MidCap 400® Index” and “Description of the Russell 2000® Index—

Historical Data on the Russell 2000® Index” below.  You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

Investing in the Notes Is Not Equivalent to Investing or Taking a Short Position Directly in the Basket Components

Investing in the notes is not equivalent to investing or taking a short position directly in the S&P MidCap 400® Index or the Russell 2000® Index or the stocks that constitute the basket components.  Investors in the notes will not have voting rights or rights to receive any dividends paid with respect to the stocks that constitute the basket components.  You should carefully consider whether an investment that does not provide for dividends or periodic interest is appropriate for you.

Changes in the Closing Level of One Basket Component May Offset Changes in the Closing Level of the Other Basket Component

Movements in the closing levels of the basket components may not correlate with each other.  At a time when the closing level of one basket component decreases, the closing level of the other basket component may not decrease as much, or it may increase.  Therefore, in calculating the ending basket value, decreases in the closing level of one basket component may be moderated, wholly offset, or more than wholly offset, by lesser decreases or increases in the closing level of the other basket component.

Additionally, because the basket return percentage depends on the change in the closing level of each basket component, and because the maximum possible decrease in any basket component is –100% (which would occur if the closing level of a basket component decreases to zero) whereas the maximum possible increase in any basket component is theoretically unlimited, if the return on any either basket component is sufficiently positive, the basket return percentage may be –100% even if the other basket component has a return equal to the effective maximum negative of –100%. In other words, a significantly positive performance by one basket component can completely cancel out negative performance by the other basket component such that the payment at maturity on the notes will equal the minimum payment at maturity of $150.

The Basket Components Are Not Equally Weighted

Because the basket components are not equally weighted, a given percentage change in one of the basket components may have a different effect on the closing value of the underlying basket than the same percentage change in the other basket component. For example, the basket component weighting for the S&P MidCap 400® Index is greater than the basket component weighting for the Russell 2000® Index, a 10% increase in the closing level of the S&P MidCap 400® Index will have a greater effect on the closing value of the underlying basket than a 10% increase in the closing level of the Russell 2000® Index. Because the S&P MidCap 400® Index makes up 60% of the underlying basket and the Russell 2000® Index makes up 40% of the underlying basket, we expect that generally the market value of your notes and your payment at maturity will depend more heavily on the performance of the S&P MidCap 400® Index than on the performance of the Russell 2000® Index.

Adjustments to the Basket Components Could Adversely Affect the Value of the Notes

The basket component publishers may add, delete or substitute the stocks that constitute the basket components or make other methodological changes that could change the value of each basket component. Each basket component publisher may discontinue or suspend calculation or publication of the relevant basket component at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued basket component and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

You Will Have No Rights Against Any Basket Component Publisher

You will have no rights against any basket component publisher, even though your payment at maturity will depend upon the closing levels of the basket components on the valuation date. Each basket component publisher is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the ending basket value, the basket return percentage, the note return amount and the amount of cash you will receive at maturity. Determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the ending basket value in the event of a market disruption event, or discontinuance of a basket component, may adversely affect the payment to you at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the basket components or the stocks that constitute the basket components), including trading in stocks that constitute the basket components and/or in instruments, such as options, swaps or futures, related to the basket components and/or the stocks that constitute the basket components.  Our affiliates also trade in the stocks that constitute the basket components and other financial instruments related to the basket components and the stocks that constitute the basket components on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any such hedging or trading activities during the term of the notes, including on the valuation date, could affect the closing value of the underlying basket on the valuation date in a manner that is adverse to your investment.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of ownership and disposition of the Notes might be affected materially and adversely.  As described below under “Certain United States Federal Tax Considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  Both U.S. and non-U.S. holders should review carefully the section of this pricing supplement entitled “Certain United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes.  The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for May 12, 2011 on the SEC Web site):

▪	Prospectus and Prospectus Supplement filed on May 12, 2011: http://sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Bearish Buffer Notes Linked Inversely to the S&P MidCap 400® Index and the Russell 2000® Index due November    , 2013 (the “Notes”) are investments linked inversely to the performance of a weighted basket (the “Underlying Basket”) composed of the S&P MidCap 400® Index (60% weighting) and the Russell 2000® Index (40% weighting) (collectively, the “Basket Components” and each, a “Basket Component”).  The Notes offer short exposure to the Underlying Basket, with a potential positive return at maturity based on an enhanced downside participation in any decrease in the Closing Value of the Underlying Basket from the Pricing Date to the Valuation Date, subject to the maximum note return amount (the “Maximum Note Return Amount”) of 28% to 33% (to be determined on the Pricing Date) of the stated principal amount per Note, while also providing protection against an increase of 15% or less in the Closing Value of the Underlying Basket from the Pricing Date to the Valuation Date and a limited buffer against an increase of more than 15% in the Closing Value of the Underlying Basket from the Pricing Date to the Valuation Date.  The Notes do not pay periodic interest or dividends.  At maturity, you could receive an amount that is up to 85% less than the $1,000 stated principal amount per Note.

At maturity you will receive for each Note you hold a Payment at Maturity, which may be greater than, equal to or less than the stated principal amount of the Notes, based inversely on the percentage change in the Closing Value of the Underlying Basket from the Pricing Date to the Valuation Date.  See “—Payment at Maturity” below.

We will not make any periodic payments of interest on the Notes.  Additionally, you will not be entitled to receive any dividends paid with respect to the stocks that constitute the Basket Components.  You should carefully consider whether an investment that does not provide for dividends or periodic interest payments is appropriate for you.

All payments on the Notes are subject to the credit risk of Citigroup Inc.  The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus supplement and prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate stated principal amount of Notes issued will be $            (               Notes).  The Notes will mature on November     , 2013 (expected to be November 7, 2013) (the “Maturity Date”).  The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding.  The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Calculation of the Underlying Basket

The Underlying Basket is composed of the following Basket Components, each having the Bloomberg ticker, Basket Component Weighting, Starting Basket Component Level and Multiplier specified below:

Underlying Basket Information
Basket Component	Bloomberg Ticker Symbol	Basket Component Weighting	Starting Basket Component Level	Multiplier
S&P MidCap 400® Index	MID	60%
Russell 2000® Index	RTY	40%

The “Multiplier” means a number that will be set on the Pricing Date for each Basket Component such that the relevant Starting Basket Component Level times the Multiplier will represent the Basket Component Weighting specified above relative to the Starting Basket Value of 100.  Each Multiplier will remain constant for the term of the Notes.

The “Starting Basket Value” equals 100, which will be equal to the sum of the products of the Starting Basket Component Level of each Basket Component and the relevant Multiplier for that Basket Component.  We will determine the Starting Basket Component Level and the Multiplier for each Basket Component on the Pricing Date.

The “Starting Basket Component Level” of a Basket Component will equal the Closing Level of that Basket Component on the Pricing Date.

The “Ending Basket Value” will equal the Closing Value of Underlying Basket on the Valuation Date.

The “Pricing Date” means November    , 2011 (expected to be November 4, 2011), the date on which the Notes will be priced for initial sale to the public.

The “Original Issue Date” means November    , 2011 (three Business Days after the Pricing Date).

The “Valuation Date” means November    , 2013 (expected to be November 4, 2013).  If the originally scheduled Valuation Date is not an Underlying Basket Business Day, the Valuation Date may be postponed by the Calculation Agent, but not past the Underlying Basket Business Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on the originally scheduled Valuation Date, the Calculation Agent may defer the Valuation Date in accordance with the definition of “Closing Level” below.

The “Closing Value” of the Underlying Basket means, on any day, the sum of the products of the Closing Level of each Basket Component on that day and the Multiplier for that Basket Component.

The “Closing Level” of a Basket Component means the closing level of the Basket Component as published by the Basket Component Publisher (as defined below), subject to the terms described under “—Discontinuance of the Basket Components” and “—Alteration of Method of Calculation” below.  If the Closing Level of a Basket Component is not available or a Market Disruption Event occurs on the originally scheduled Valuation Date, the Closing Level of the Basket Component for the Valuation Date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Basket Component obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent.  If a Market Disruption Event occurs on the originally scheduled Valuation Date, the Calculation Agent may defer the Valuation Date for up to five consecutive Underlying Basket Business Days on which a Market Disruption Event is occurring, but not past the Underlying Basket Business Day immediately prior to the Maturity Date.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Calculation Agent” means Citigroup Global Markets Inc. (“Citigroup Global Markets”), an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

An “Underlying Basket Business Day” means a day, as determined by the Calculation Agent, on which each Basket Component and Successor Index (as defined below), if applicable, is calculated and published and on which securities comprising more than 85% of the value of each Basket Component on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Level of the relevant Basket Component. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the value of either Basket Component or any Successor Index, (ii) any options or futures contracts, or any options on such futures contracts, relating to either Basket Component or any Successor Index or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the value of either Basket Component or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.  For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in either Basket Component is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the relevant Basket Component will be based on a comparison of the portion of the value of the relevant Basket Component attributable to that security relative to the overall value of the relevant Basket Component, in each case immediately before that suspension or limitation.

The “Basket Component Publisher” of (i) the S&P MidCap 400® Index is Standard & Poor’s Financial Services LLC (“S&P”) and (ii) the Russell 2000® Index is the Russell Investment Group (“Russell”).

Payment at Maturity

The Notes will mature on November    , 2013 (expected to be November 7, 2013).  At maturity you will receive for each Note you hold an amount in cash (the “Payment at Maturity”) equal to $1,000 plus a Note Return Amount, which may be positive, zero or negative.  Because the Note Return Amount may be negative, your Payment at Maturity could be up to 85% less than the $1,000 stated principal amount per Note.

Note Return Amount

The Note Return Amount will be based on the Basket Return Percentage.  The “Basket Return Percentage” will equal the following fraction:

Starting Basket Value – Ending Basket Value
Starting Basket Value

The calculation of the Note Return Amount will depend on whether the Basket Return Percentage is positive, zero or negative.  Because the Notes offer short exposure to the Underlying Basket, the Basket Return Percentage will be positive if the Ending Basket Value is less than the Starting Basket Value and negative if the Ending Basket Value is greater than the Starting Basket Value.

•	If the Basket Return Percentage is positive, the Note Return Amount will be positive and will equal:

$1,000 × Basket Return Percentage × Downside Participation Rate,
subject to the Maximum Note Return Amount

The “Downside Participation Rate” equals 200%.  Because the Maximum Rate Return Amount is 28% to 33% (to be determined on the Pricing Date) of the stated principal amount of the Notes, in no event will the amount you receive at maturity exceed $1,280 to $1,330 (to be determined on the Pricing Date) per Note.

•	If the Basket Return Percentage is from and including 0% to and including –15%, the Note Return Amount will be zero, and your Payment at Maturity will be $1,000 per Note.

•	If the Basket Return Percentage is less than –15%, the Note Return Amount will be negative and will equal:

$1,000 × (Basket Return Percentage + 15%),
subject to the minimum payment at maturity of $150 per Note

Thus, if the Closing Value of the Underlying Basket increases by more than 15% from the Pricing Date to the Valuation Date, the Basket Return Percentage and the Note Return Amount will be negative and your Payment at Maturity will be less than the $1,000 stated principal amount per Note and could be as low as $150 per Note.

What You Could Receive at Maturity—Hypothetical Examples

The examples and graph below show hypothetical Payments at Maturity on the Notes for a range of Ending Basket Values, and an assumed Maximum Note Return Amount of 30%.  The following examples and graph are for purposes of illustration only and would provide different results if different assumptions were applied.  The actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Ending Basket Value and the actual Maximum Note Return Amount determined on the Pricing Date.

All of the hypothetical examples and the graph below are based on the following assumptions:

• Issue Price:	$1,000 per Note
• Starting Basket Value:	100
• Downside Participation Rate:	200%
• Hypothetical Maximum Note Return Amount:	30%
• Buffer Amount:	15%
• Maturity:	Approximately 2 years

Table of Hypothetical Payments at Maturity

Hypothetical Ending Basket Value	Percentage Change from Starting Basket Value to Ending Basket Value	Hypothetical Basket Return Percentage	Hypothetical Return on Notes	Hypothetical Note Return Amount	Hypothetical Payment at Maturity per Note
200	100%	-100%	-85%	$-850	$150
190	90%	-90%	-75%	$-750	$250
180	80%	-80%	-65%	$-650	$350
170	70%	-70%	-55%	$-550	$450
160	60%	-60%	-45%	$-450	$550
150	50%	-50%	-35%	$-350	$650
140	40%	-40%	-25%	$-250	$750
130	30%	-30%	-15%	$-150	$850
120	20%	-20%	-5%	$-50	$950
115	15%	-15%	0%	$0	$1,000
110	10%	-10%	0%	$0	$1,000
105	5%	-5%	0%	$0	$1,000
100	0%	0%	0%	$0	$1,000
95	-5%	5%	10%	$100	$1,100
90	-10%	10%	20%	$200	$1,200
85	-15%	15%	30%	$300	$1,300
80	-20%	20%	30%	$300	$1,300
70	-30%	30%	30%	$300	$1,300
60	-40%	40%	30%	$300	$1,300
50	-50%	50%	30%	$300	$1,300
40	-60%	60%	30%	$300	$1,300
30	-70%	70%	30%	$300	$1,300
20	-80%	80%	30%	$300	$1,300
10	-90%	90%	30%	$300	$1,300
0	-100%	100%	30%	$300	$1,300

Hypothetical Payment at Maturity Graph

Discontinuance of the Basket Components

If either Basket Component Publisher discontinues publication of the relevant Basket Component and it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Basket Component, then the value of such Basket Component will be determined by reference to the value of that successor or substitute index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Notes.

If either Basket Component Publisher discontinues publication of the relevant Basket Component and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the relevant Basket Component, the value to be substituted for that index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant Basket Component as described above, the Successor Index or value will be substituted for the relevant Basket Component for all purposes, including for purposes of determining whether an Underlying Basket Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of either Basket Component may adversely affect the market value of the Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating either Basket Component or a Successor Index is changed in any material respect, or if either Basket Component or a Successor Index is in any other way modified so that the value of either Basket Component or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the relevant Basket Component or the Successor Index as if the changes or modifications had not been made.  For example, if the method of calculating a Basket Component or the Successor Index is modified so that the value of the Basket Component or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of that index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the Payment at Maturity, calculated as though the Valuation Date were the date of such acceleration.  See “—Payment at Maturity” above.  If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the Payment at Maturity, calculated as though the Valuation Date were the date of the commencement of the proceeding.

In case of default in Payment at Maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global note representing the Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes.  Because the Calculation Agent is an affiliate of Citigroup Funding and a subsidiary of Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes.  Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

CUSIP

The CUSIP for the Notes is 1730T0PR4.  The ISIN for the Notes is US1730T0PR40.

DESCRIPTION OF THE S&P MIDCAP 400® INDEX
General

Unless otherwise stated, all information on the S&P MidCap 400® Index provided in this pricing supplement is derived from S&P or publicly available sources.  The S&P MidCap 400® Index is published by S&P and is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $4.4 billion.

The S&P MidCap 400® Index does not reflect the payment of dividends on the stocks underlying it.

Computation of the S&P MidCap 400® Index

The calculation of the value of the S&P MidCap 400® Index is based on the relative value of the aggregate S&P MidCap 400® Market Value of the common stocks of 400 companies (the “S&P MidCap 400® Component Stocks”) as of a particular time as compared to the aggregate average S&P MidCap 400® Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. The “S&P MidCap 400® Market Value” of any S&P MidCap 400® Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P MidCap 400® Component Stock. S&P chooses companies for inclusion in the S&P MidCap 400® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400® Index to achieve the objectives stated above. Relevant criteria employed by S&P include U.S. company status, market capitalization in the range of $1 billion to $4.4 billion, financial viability, a public float of at least 50%, adequate liquidity and reasonable price, sector representation and status as an operating company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the S&P MidCap 400® Market Value and trading activity of the common stock of that company.

The S&P MidCap 400® Index is calculated using a base-weighted aggregate methodology: the level of the S&P MidCap 400® Index reflects the total S&P MidCap 400® Market Value of all 400 Component Stocks relative to the S&P MidCap 400® Index’s base period of June 28, 1991 (the “S&P MidCap 400® Base Period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total S&P MidCap 400® Market Value of the S&P MidCap 400® Component Stocks during the S&P MidCap 400® Base Period has been set equal to an indexed value of 100. This is often indicated by the notation June 28, 1991=100. In practice, the daily calculation of the S&P MidCap 400® Index is computed by dividing the total S&P MidCap 400®  Market Value of the S&P MidCap 400® Component Stocks by a number called the S&P MidCap 400® Index Divisor. By itself, the S&P MidCap 400® Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400® Index, it is the only link to the original base period value of the S&P MidCap 400® Index. The S&P MidCap 400® Index Divisor keeps the S&P MidCap 400® Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400® Index (“S&P MidCap 400® Index Maintenance”).

Historically, the market value of any underlying stocks included in the S&P MidCap 400® Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P MidCap 400® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P MidCap 400® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P MidCap 400® Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P MidCap 400® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P MidCap 400® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the investable weight factor multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average investable weight factor for each stock using the proportion of the total company market capitalization of each share class as weights.

S&P MidCap 400® Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P MidCap 400® Index from changing due to corporate actions, all corporate actions that affect the total S&P MidCap 400® Market Value of the S&P MidCap 400® Index require an S&P MidCap 400® Index Divisor adjustment. By adjusting the S&P MidCap 400® Index Divisor for the change in total S&P MidCap 400® Market Value, the value of the S&P MidCap 400® Index remains constant. This mechanism seeks to ensure that the movement of the S&P MidCap 400® Index does not reflect the corporate actions of individual companies in the S&P MidCap 400® Index. All S&P MidCap 400® Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P MidCap 400® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400® Index and do not require S&P MidCap 400® Index Divisor adjustments.

A large part of the S&P MidCap 400® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P MidCap 400® Index companies. Four times a year, on a Friday near the end of each calendar quarter, the share totals of companies in the S&P MidCap 400® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the S&P MidCap 400® Index Divisor is adjusted to compensate for the net change in the total S&P MidCap 400® Market Value of the S&P MidCap 400® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P MidCap 400® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P MidCap 400® Index Divisor.

Historical Data on the S&P MidCap 400® Index

The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Levels, as well as the end-of-period Closing Levels, of the S&P MidCap 400® Index from January 3, 2006 through October 21, 2011.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  These historical data on the S&P MidCap 400® Index are not indicative of the future performance of the S&P MidCap 400® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P MidCap 400® Index during any period set forth below is not an indication that the S&P MidCap 400® Index is more or less likely to increase or decrease at any time during the term of the Notes, and no assurance can be given as to the Closing Level of the S&P MidCap 400® Index on the Valuation Date.

High	Low	Period End
2006
Quarter
First	792.11	749.02	792.11
Second	817.95	716.62	764.87
Third	770.44	712.86	754.25
Fourth	820.37	748.13	804.37
2007
Quarter
First	867.61	800.40	848.47
Second	925.90	852.41	895.51
Third	926.23	819.97	885.06
Fourth	917.18	821.32	858.20
2008
Quarter
First	847.56	744.89	779.51
Second	897.27	797.80	818.99
Third	824.99	698.21	727.29
Fourth	718.88	417.12	538.28
2009
Quarter
First	559.37	404.62	489.00
Second	598.71	494.45	578.14
Third	706.30	546.53	691.02
Fourth	739.71	659.15	726.67
2010
Quarter
First	799.95	692.52	789.90
Second	849.82	711.73	711.73
Third	802.10	700.16	802.10
Fourth	913.20	795.50	907.25
2011
Quarter
First	989.05	909.76	989.05
Second	1015.26	929.57	978.64
Third	1011.65	775.07	781.26
Fourth (through October 21, 2011)	861.26	744.98	861.26

On October 21, 2011, the Closing Level of the S&P MidCap 400® Index was 861.26.

The following graph illustrates the historical performance of the S&P MidCap 400® Index based on the Closing Level thereof on each Underlying Basket Business Day from January 3, 2006 through October 21, 2011. Past movements of the Basket Component are not indicative of future values of the Basket Component.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial products, including the Notes.The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P MidCap 400® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P MidCap 400® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P MIDCAP 400® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from Russell or publicly available sources. Such information reflects the policies of, and is subject to change by, Russell.  Russell is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Russell 2000® Index at any time.  None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Russell 2000® Index.  The Russell 2000® Index is published by Russell and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000 Index.

As of October 21, 2011, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

The Russell 2000® Index does not reflect the payment of dividends on the stocks underlying it.

Computation of the Russell 2000® Index

Companies determined by Russell to be part of the U.S. equity market are eligible for inclusion in the Russell 2000® Index.  If a company incorporates in, has a stated headquarters location in and also trades in the United States, the company is eligible for inclusion in the Russell 2000® Index.  If any of the three criteria do not match, Russell then defines three home country indicators (“HCIs”):  country of incorporation, country of headquarters and country of the most liquid exchange.  After the HCIs are defined, Russell cross-compares the primary location of the company’s assets with the three HCIs.  If the primary location of assets matches any of the HCIs, then the company is assigned to the country of its primary asset location.  If there is not enough information to determine a company’s primary location of assets, Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion.  Russell will use an average of two years of assets or revenues data for analysis to reduce potential turnover beginning in 2011.  If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country in which its headquarters are located unless the country is on a list of countries considered by Russell to be “benefit driven incorporation” countries.  In the latter case, the company is assigned to the country of its most liquid stock exchange.  Only companies assigned to the United States through the foregoing analysis are eligible for inclusion in the Russell 2000® Index.  Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts are excluded. American Depository Receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end investment companies and limited partnerships are also ineligible for inclusion.  If multiple share classes of common stock exist, they are combined.  In cases where the common stock share classes act independently of each other, each class is considered for inclusion separately.  Stocks must trade at or above $1.00 on their primary exchange on the last trading day of May each year to be eligible for inclusion in the Russell 2000® Index. If an existing member’s closing price is less than $1.00 on the last trading day of May, it will be considered eligible for inclusion if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00.  If a stock falls below $1.00 intra-year, it will not be removed, but will be evaluated at the next reconstitution.  In order to be included in the Russell 2000® Index’s annual reconstitution, a stock must be listed on the last trading day in May and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. Based on closing prices on the last trading day of May each year, Russell determines whether a company is large enough to be included in the Russell indices. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered available for the purposes of total shares outstanding determinations:

•	Common stock;

•	Non-restricted exchangeable shares (shares which may be exchanged any time, at the holder’s option, on a one-for-one basis for common stock; and

•	Partnership units/membership interests which represent an economic interest in a limited liability company or limited partnership.

A security’s shares are adjusted to include only those shares available to the public.  This is often referred to as “free float.”  The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.  Stocks are weighted in the Russell 2000® Index by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available capitalization.  Adjustments are based on information recorded in SEC corporate filings or other reliable sources:

•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in one of the Russell indices are held by another company also in one of the Russell indices. All shares in this class will be adjusted;

•
Large private and corporate shares — shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange;

•	IPO lock-ups — shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell index; and

•	Government holdings:

•	Direct government holders: Those holdings listed as “government of” are considered unavailable and will be removed entirely from available shares;

•	Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

•	Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

Russell will make certain maintenance adjustments to the Russell 2000® Index based on corporate actions of included securities. A full description of all corporate action driven changes, including timing, to the Russell indices can be found on Russell’s website.

Historical Data on the Russell 2000® Index

The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Levels, as well as the end-of-quarter Closing Levels, of the Russell 2000® Index from January 3, 2006 through October 21, 2011. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Notes.

High	Low	Period End
2006
Quarter
First	765.14	684.05	765.14
Second	781.83	672.72	724.67
Third	734.48	671.94	725.59
Fourth	797.73	718.35	787.66
2007
Quarter
First	829.44	760.06	800.71
Second	855.09	803.22	833.70
Third	855.77	751.54	805.45
Fourth	845.72	735.07	766.03
2008
Quarter
First	753.55	643.97	687.97
Second	763.27	686.07	689.66
Third	754.38	657.72	679.58
Fourth	671.59	385.31	499.45
2009
Quarter
First	514.71	343.26	422.75
Second	531.68	429.16	508.28
Third	620.69	479.27	604.28
Fourth	634.07	562.40	625.39
2010
Quarter
First	690.30	586.49	678.64
Second	741.92	609.49	609.49
Third	677.64	590.03	676.14
Fourth	792.35	669.45	783.65
2011
Quarter
First	843.55	773.18	843.55
Second	865.29	777.20	827.43
Third	858.11	643.42	644.16
Fourth (through October 21, 2011)	712.46	609.49	712.42

On October 21, 2011, the Closing Level of the Russell 2000® Index was 712.42.

The following graph illustrates the historical performance of the Russell 2000® Index based on the Closing Level thereof on each day such levels were available from January 3, 2006 through October  21, 2011.

License Agreement

Russell and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial products, including the Notes.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by Russell Investment Group (“Russell”). Russell makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same.  Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Citigroup Funding, its affiliates or the Notes. Russell has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the Russell 2000® Index. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness or otherwise. Russell is not responsible for and has not participated in the determination of the timing of prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT

SHALL RUSSELL HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN RUSSELL AND CITIGROUP FUNDING.”

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to an investor who holds the Notes as capital assets within the meaning of Section 1221 of the Code.  This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;
•	investors holding the Notes as part of a “straddle,” conversion transaction, integrated transaction or constructive sale transaction;
•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”; or
•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding the Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Notes.

We will not attempt to ascertain whether any of the issuers of the stocks that constitute the Underlying Index (such shares hereafter referred to as “Underlying Shares”) should be treated as “U.S. real property holding corporations” (“USRPHCs”) within the meaning of Section 897 of the Code.  If any of the issuers of Underlying Shares were so treated, certain adverse U.S. federal income tax consequences might apply to a Non-U.S. Holder (as defined below) upon the sale, exchange or settlement of the Notes.  Non-U.S. persons considering an investment in the Notes should refer to information filed with the Securities and Exchange Commission or another governmental authority by the issuers of Underlying Shares and consult their tax advisers regarding the possible consequences to them if any such issuer of Underlying Shares is or becomes a USRPHC.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Each holder, by purchasing the Notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes, significant aspects of the treatment of an investment in the Notes are uncertain.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Investors should note that this pricing supplement and the accompanying prospectus supplement does not address the tax consequences to an investor holding the Notes as part of a “straddle.” An investor who holds any securities the positive return, if any, on which is based on or linked to the positive performance of both or either of the Russell 2000 Index or S&P Midcap 400 Index should discuss with its tax adviser the potential application of the “straddle” rules. Unless otherwise stated, the following discussion is based on the treatment of the Notes as prepaid forward contracts.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Note prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Settlement of the Notes.  Upon a sale or exchange of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged or settled.  A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.  Any gain or loss should be capital gain or loss and should be long-term capital gain or loss if at the time of the sale, exchange or settlement the U.S. Holder has held the Notes for more than one year.  The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes.  It is possible, for example, that the Notes could be treated as debt instruments issued by us.  Under this treatment, the Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments.  In that event, regardless of the U.S. Holder’s accounting method, in each year that the U.S. Holder held the Notes, the U.S. Holder would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes, even though we will not be required to make any payment with respect to the Note prior to maturity.  In addition, any gain on the sale, exchange or settlement of the Notes would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Sale, Exchange or Settlement of the Notes.  A Non-U.S. Holder of the Notes generally will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with the Non-U.S. Holder’s conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

Tax Consequences Under Possible Alternative Treatments.  If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Note generally would not be subject to U.S. federal income or withholding tax, provided that: (i) income or gain in respect of the Note is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) the Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an IRS Form W-8BEN on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Other alternative U.S. federal income tax treatments of the Notes are also possible.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors who are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or settlement of the Notes generally will be subject to information reporting unless the holder is an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder (or financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with an appropriate IRS Form W-8 will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $       stated principal amount of Notes (        Notes) for a minimum of $992.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth in this pricing supplement and some of the Notes to selected dealers not affiliated with Citigroup Global Markets at the public offering price less a variable selling concession of up to $7.50 per Note. Citigroup Global Markets will pay the applicable selling concession to selected dealers and their financial advisors collectively. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $7.50 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates.  You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these notes in any state where the offer is not permitted.

TABLE OF CONTENTS
Citigroup Funding Inc. Medium-Term Notes, Series D
Page

Bearish Buffer Notes Linked Inversely to
the S&P MidCap 400® Index and the
Russell 2000® Index due November    , 2013
($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
November     , 2011
(Including Prospectus Supplement
Dated May 12, 2011 and Prospectus
Dated May 12, 2011)

Pricing Supplement
Summary Information – Q&A	PS-1
Risk Factors Relating to the Notes	PS-7
Description of the Notes	PS-11
Description of the S&P MidCap 400® Index	PS-17
Description of the Russell 2000® Index	PS-21
Certain United States Federal Tax Considerations	PS-26
Plan of Distribution; Conflicts of Interest	PS-30
ERISA Matters	PS-31
Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42
Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28